LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Tuesday, June 16, 2015. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated May 11, 2015.

On a vote by show of hands, the following two nominees were elected as the Class III directors. The votes submitted on this matter by proxy were as follows:

	For	Withheld
1. Stephen K. Fane	1,339,806	135,788
2. R. Thomas Gaglardi	1,270,269	205,325

On a vote by show of hands, by ordinary resolution BDO Canada LLP were appointed as the auditor of the Company. The votes submitted on this matter by proxy were as follows:

		For	Withheld
3.	Appointment of BDO	2,535,070	53,526
	Canada LLP as auditors of
	the Company and
	authorizing Directors to
	fix their remuneration

On a vote by ballot, by ordinary resolution the renewal of the Company’s shareholder rights plan was approved. Total voting results were as follows:

		For	Against
4.	Renewal of Shareholder	1,196,188	279,406
	Rights Plan

Dated this 16th day of June 2015

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs